SECU[illegible] 15027700 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 14 2015

SEC FILE NUMBER
8- 28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 230
(No. and Street)

San Diego	California	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620,	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/17/15 9/18

OATH OR AFFIRMATION

I, Nicolette I. Denney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of September 11th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me on this 11 day of September, 2015 by Nicolette I. Denney,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARK JOHNSON
COMM. # 1984729
NOTARY PUBLIC-CALIFORNIA
RIVERSIDE COUNTY
MY COMM. EXP. AUG. 8, 2016

Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
    - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Keystone Capital Corporation

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the "Company") as of June 30, 2015, and the related statements of operations, changes in subordinated borrowing, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity 17 C.F.R §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
September 11, 2015

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2015

ASSETS		
Cash	$	75,359
Deposit with clearing organization		10,000
Accounts receivables		24,504
Other receivable		4,335
Prepaid expenses		5,677
Equipment		2,017
TOTAL ASSETS	$	121,892
LIABILITIES, SUBORDINATED BORROWINGS AND SHAREHOLDER'S EQUITY		
Commissions payable	$	19,330
Accounts payable		11,488
Accrued expenses		13,410
TOTAL LIABILITIES		44,228
SUBORDINATED BORROWINGS		50,000
SHAREHOLDER'S EQUITY		
Common stock ($1 par value;10,000 shares authorized; 1,050 shares issued and outstanding)		1,050
Additional paid-in capital		736,005
Accumulated deficit		(709,391)
TOTAL SHAREHOLDER'S EQUITY		27,664
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND SHAREHOLDER'S EQUITY	$	121,892

Keystone Capital Corporation
Statement of Operations
For the Year Ended June 30, 2015

REVENUES		
Commissions	$	791,845
Advisory fees		372,086
Other income		2,648
TOTAL REVENUES		1,166,579
EXPENSES		
Commissions expense		878,808
Employee compensation and benefits		226,650
Professional fees		81,579
Clearing and execution		71,035
Licenses		65,406
Occupancy		54,311
Outside Services		22,553
Insurance		18,147
Office		14,840
Travel		6,566
Communications		6,199
Postage and delivery		2,473
Bank fees		2,141
Depreciation		579
TOTAL EXPENSES		1,451,287
Net Loss before income taxes		(284,708)
Income tax expense		122,685
NET LOSS	$	(407,393)

Keystone Capital Corporation
Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2015

Subordinated borrowings, July 1, 2014	$ -
Issuance of subordinated borrowings	50,000
Subordinated borrowings, June 30, 2015	$ 50,000

Keystone Capital Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2015

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at June 30, 2014	1,050	$ 1,050	$ 446,552	$ (301,998)	$ 145,604
Capital contributed			289,453		289,453
Net loss				(407,393)	(407,393)
Balance at June 30, 2015	1,050	$ 1,050	$ 736,005	$ (709,391)	$ 27,664

See Accompanying Notes to Financial Statements

Keystone Capital Corporation
Statement of Cash Flows
For the Year Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(407,393)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		579
Deferred income tax expense		120,000
Increase in deposit with clearing organization		(3,101)
Decrease in accounts receivable		64,478
Decrease in other receivable		3,510
Increase in prepaid expenses		(5,459)
Decrease in commissions payable		(54,169)
Decrease in accounts payable		(14,080)
Increase in accrued expenses		3,484
NET CASH USED IN OPERATING ACTIVITIES		(292,151)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of subordinated borrowing		50,000
Capital contributed		289,453
TOTAL CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		339,453
NET INCREASE IN CASH		47,302
CASH, BEGINNING OF YEAR		28,057
CASH, END OF YEAR	$	75,359
Supplemental Information:		
Cash paid for income taxes	$	2,685

See Accompanying Notes to Financial Statements

Note 1 - Organization

Description of Business

Keystone Capital Corporation (the "Company") was incorporated in the State of California on June 18, 1982. The Company became a wholly owned subsidiary of Key Acquisition, LLC (the "Parent") on December 23, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The Company does not trade securities for its own account.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenues: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis as reported by the clearing broker, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the

Note 2 - Summary of Significant Accounting Policies (continued)

majority of trail commissions revenues earned during each period. These estimates are based on subsequent collections.

Advisory fees are recognized as revenue in the month it was earned. The Company recognizes other income revenue upon the rendering of services.

Accounts Receivable

Accounts receivable consisted of commissions and advisory fees recognized at year end. Management has concluded that this balance is fully collectable and an allowance has not been established.

Equipment

Equipment is stated at cost less accumulated depreciation of $1,008. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not extend asset lives are charged to expense as incurred.

Commissions Payable

Commissions payable consisted of the estimated portion of the commissions income that is payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Income Taxes

The Company records deferred income tax assets and liabilities based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

The Financial Accounting Standards Board ("FASB") issued ASC 740 *Income Taxes* which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company's evaluation as of June 30, 2015 revealed no uncertain tax positions.

Concentration of Risk and Off Balance Sheet Arrangements

The Company maintains cash deposits at several financial institutions. These institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 limit per institution. At June 30, 2015, the Company's cash balance with these institutions did not exceed the FDIC limit.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has an agreement with a clearing organization which requires a minimum deposit of $10,000. The deposit held by the clearing organization at June 30, 2015 was $10,000 and is insured by the Securities Investor Protection Corporation ("SIPC"). Management does not believe the Company is exposed to any undue risk of loss thereon.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3 – Lease Obligations

During the year, the Company entered into a thirty-two month sub-lease agreement with the Parent for office space commencing on March 1, 2015 and ending on October 31, 2017.

The remaining minimum future rental payments under the non-cancelable operating sub-lease as of June 30, 2015, are as follows:

Year Ended June 30,	Amount
2016	$ 120,000
2017	120,000
2018	40,000
Total minimum future rental payments	$ 280,000

For the year ended June 30, 2015, rent expense was $54,311, including $14,311 for space rented under another lease that was terminated during the year. Rent expense was included in the occupancy expenses on the statement of operations.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of June 30, 2015, the Company had regulatory net capital, as defined, of $62,448 in excess of its required net capital of $57,448. The Company's ratio of aggregate indebtedness to net capital was .7082 to 1.

Note 5 – Clearing Organization Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $10,000. The clearing broker deposit at June 30, 2015 was $10,000.

Note 6 – Subordinated Borrowings

The borrowings under the subordination agreements at January 13, 2015, are listed in the following:

$50,000 Subordinated note, 5% percent per annum, due January 13, 2016.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 – Related Party Transactions

The Company entered into an agreement on March 1, 2015 with the Parent to use its office facilities billed at $10,000 per month. For the year ended June 30, 2015, the amount billed for these expenses is $40,000. On January 1, 2015, the Company executed an agreement with a shareholder of the Parent to pay management fees directly to the shareholder on a tiered schedule ranging from $0-$10,000/month. From January 1, 2015 through June 30, 2015 the Company paid the shareholder of the Parent a total of $15,000. The agreement was suspended on August 1, 2015 until further notice. Expenses directly related to broker-dealer activity are an obligation of the Company. There are no outstanding obligations to any related party.

The Company has an expense sharing agreement executed with the Parent. The agreement states that the Company will reimburse the Parent for certain business related transactions. There were no transactions during the year that were reimbursed under this agreement.

The Company's agreements and transactions with related parties are not necessarily consummated on terms equivalent to those that would prevail in an arm's length transaction.

Note 8 – Income Taxes

The Company files income tax returns in the U.S federal and California jurisdictions. With few exceptions the Company is no longer subject to income tax examinations for years before 2012.

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company had available at June 30, 2015, an estimated federal and state net operating loss carryforward of approximately $700,000. The Company's ability to utilize the net operating loss carryforward is limited by Internal Revenue Code Section 382 ("IRC 382") and related Treasury

Note 8 – Income Taxes (continued)

Regulations because of changes in ownership at the Parent. The estimated net operating losses ("NOL") will expire at various times through 2035. During the year ended June 30, 2015, the Company wrote off $120,000 in previously recorded deferred tax assets due to the fact that the NOL is not usable due to the IRC 382 adjustment after the changes in ownership at the Parent. At June 30, 2015, the Company did not have any deferred tax assets since the company believes that it may not be able to utilize the net operating losses.

The income tax expense for the year, June 30, 2015, was comprised of the following:

	Deferred	*Current*	*Total*
Federal	$ 90,000	$ 0	$ 90,000
State	30,000	2,685	32,685
Total	$ 120,000	$ 2,685	$ 122,685

Note 9 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption under k(2)(ii) from Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 10 – Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

Note 11 – Subsequent Events

With the exception of those matters described below, there are no material subsequent events that required disclosure in these financial statements.

During the period July 1, 2015 through September 11, 2015, capital contributed by the Parent totaled $30,000.

Keystone Capital Corporation
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2015

Net capital	
Total shareholder's equity	$ 27,664
Add: Subordinated borrowing	$ 50,000
Total Capital and Allowable Subordinated Liabilities	$ 77,664
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	5,677
Accounts receivable	3,187
Other Receivable	4,335
Equipment, net	2,017
Total non-allowble assets	15,216
Net capital	$ 62,448
Aggregate indebtedness	$ 44,228
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Excess net capital (net capital minus minimum net capital)	$ 57,448
Excess net capital at 100%	$ 56,448
(Net capital minus 10% of total aggregate indebtedness or 120% of minimum net capital required)	
Ratio: aggregate indebtedness to net capital	70.82%

Keystone Capital Corporation
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii).

Keystone Capital Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii).

Keystone Capital Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
As of June 30, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii).

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Keystone Capital Corporation

We have reviewed management's statements, included in the accompanying Keystone Capital Corporation's Exemption Report – FYE June 30, 2015, in which (1) Keystone Capital Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, California
September 11, 2015

KEYSTONE
CAPITAL CORPORATION
MEMBER FINRA, SIPC

Keystone Capital Corporation's

Exemption Report – FYE June 30, 2015

Keystone Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, July 1, 2014 to June 30, 2015, without exception.

Keystone Capital Corporation

I, Nicolette Denney, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________

Title: Financial Operations Officer
August 12, 2015

P: 858.348.4405
12230 El Camino Real, Ste 230, San Diego, CA 92130

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Shareholder of
Keystone Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Keystone Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and the corresponding check payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenues from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investments companies or insurance company separate accounts and commissions and markups earned from transactions in certificates of deposits, noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
September 11, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028032 FINRA JUN
KEYSTONE CAPITAL CORPORATION
12230 EL CAMINO REAL STE 230
SAN DIEGO CA 92130-2090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney 760-815-1817

2. A. General Assessment (item 2e from page 2) $ 1,132.37

B. Less payment made with SIPC-6 filed (exclude interest) (263.00)

1-27-2015 Ck#1310
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 869.37

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 869.37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 869.37

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keystone Capital Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30 day of July, 20 15.

Financial Operations Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,166,579.18
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	626,131
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	87,500
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	713,631
2d. SIPC Net Operating Revenues	$ 452,948.18
2e. General Assessment @ .0025	$ 1,132.37 (to page 1, line 2.A.)